Digital Direct IR is proud to present
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the future of thermal imaging thermal
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imaging reveals information that the
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naked eye and conventional visible light
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cameras cannot see D to IR is developing
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the next generation of thermal imaging
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technology which will be extremely
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lucrative for investors it provides
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information important for all of our
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lives for health care law enforcement
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industry and others it will lower the
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costs of many of the services we all use
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every day as well as bring these
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services to underserved communities this
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presentation will discuss the advantages
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of our technology and the many existing
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and new product areas the thermal camera
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annual market is over 30 billion dollars
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even a small market share of one tenth
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of one percent is thirty million dollars
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in revenue per year thermal imaging
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technology is used in the healthcare
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sector automotive safety military
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security equipment for first responders
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such as police and fire fighters
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industrial processes and many more our
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extensive patent platform extends the
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value of the company and provides
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worldwide protection we have acquired IP
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protection in the u.s. European Union
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the EPO the patent cooperative treaty as
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well as China Japan and Israel we have
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over a dozen patents filed or in review
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with many more in development d2 IRS
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patented infrared technology is unique
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and outperforms all current products it
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works as follows every object has a
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temperature our technology creates an

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image from the differences of all the
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objects temperatures the detector
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consists of a resonator which creates a
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digital square wave and is attached to
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the absorber a lens focuses the heat
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from the objects being observed at an
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array of the detectors when the absorber
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is heated from the objects temperatures
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it causes the absorber to expand this
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pushes on the resonator causing its
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frequency to change the image is created
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from the frequencies generated by the
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different temperatures d2 IRS technology
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is much simpler than present products
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and isn't susceptible to interference
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from noise the way competitive products
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are its simplicity makes it easier to
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fabricate and much less expensive you
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can see how much
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simpler d2i ours technology is from the
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diagrams following slides illustrate
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what the most significant applications
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of d2 IRS technology are our
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capabilities and much lower costs will
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benefit underserved communities a
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swallowable pill camera is a better
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alternative to a colonoscopy requiring
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no anesthesia or hospitalization the
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pill is swallowed in the doctor's office
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and can provide imaging of the entire GI
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tract which a colonoscopy does not
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thermal imaging vastly improves the
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swallowable pill camera by adding
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infrared capability to the diagnosis our
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unique side scanning thermal camera
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allows for the detection of cancer and
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tumors within the tissue of the GI tract
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it can do this because the tumors are
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warmer than the surrounding healthy
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tissue
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the conventional pill camera sees only
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visible light and can only see what is
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on the surface and misses the more
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important earlier stage anomalies within
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the tissue d2 IRS patented revolutionary
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360 degree side scanning thermal imaging
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technology can help drastically increase
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the survival rate of patients diagnosed
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with cancers of the GI tract sudden
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infant death syndrome or SIDS kills
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thousands of babies in the United States
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each year a comprehensive monitoring
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system with the proper software can
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mitigate these tragic fatalities d2 IRS
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multispectral imaging technology is the
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key component in this system detecting
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the conditions that lead up to a SIDS
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event will allow us to prevent it
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additionally this system can be used to
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monitor anyone that is non communicative
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or at risk while sleeping its alarms can
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be monitored by a central station which
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will take appropriate action these
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systems can cumulatively collect data to
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study these conditions for physicians
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having new and better tools for
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diagnosis of breast and skin cancer will
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help them make the best decisions for
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their patients outcomes temperature
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profiles taken with our dual spectrum
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capability are another tool to reveal
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cancerous conditions this is a
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non-invasive technology that is very low
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cost allowing the healthcare industry to
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provide these services to underserved

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communities d2 IRS dual
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spectrum imaging can visualize the
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conditions and deterioration of
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extremities caused by diabetes and heart
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failure it is non-invasive and can be
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performed by technicians allowing the
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care of people in underserved areas with
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much lower cost to insurance carriers
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the technology can allow early detection
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and provide verification of the efficacy
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of treatment this can reduce the
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incidence and severity of amputations
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and surgeries the TSA has their hands
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full with a large volume of travelers in
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our airports train stations and other
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transportation hubs our dual spectrum
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infrared technology will permit the TSA
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to screen passengers faster and with
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capabilities currently unavailable
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we can uncover hidden contraband in
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shoes clothing and anywhere on a person
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without requiring the removal of
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clothing it can also identify people
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with fevers from conditions like SARS
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avian flu and other ailments vehicle
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safety systems are improving daily this
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technology requires a wide variety of
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detection methods but to date there has
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been limited use of thermal imaging as
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present products are very expensive and
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have performance and function
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limitations we are the only product that
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has solved these limitations and can
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provide the price the auto industry
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demands self-driving vehicles rely
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heavily on thermal imaging as it is the
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only technology that can see under the
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most severe conditions like rain snow
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fog and smoke thermal systems seem much
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further than headlights in any weather
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d2 IRS thermal technology will provide
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essential situational awareness to the
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human or computer driver like the
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presence of animals pedestrians and
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objects in or moving into the vehicles
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path drones presently use visible light
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cameras to reveal important information
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from an aerial perspective but visible
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light cameras have limitations
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particularly in low visibility
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conditions with d2i ARS multispectral
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thermal imaging technology drones can
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operate in darkness or 24/7 for security
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and safety and can detect hazards like
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gas leaks pipeline damage refinery
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conditions toxic chemical plumes and
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more this adds a significant level of
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safety for security serve
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and perimeter protection a drone with
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thermal imaging can also monitor
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environmental conditions such as
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agricultural crop health water
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conservation and harvest optimization
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providing savings and energy and
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resources thermal imaging is critical to
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the safety and success of firefighters
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and police officers for police it is
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used to reveal criminal activity hiding
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suspects weapons location and for many
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other uses for firefighters it allows
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them to see under the most severe
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conditions it also permits them to
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locate injured and trapped people in
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complete darkness d2i ARS revolutionary
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low cost technology will allow more

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widespread use of this vital tool by
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these brave people whose lives depend on
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it every day we have shown our
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technology to these industry experts and
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they agree that the market needs
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products with these attributes as well
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as our price structure to proliferate
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and acquire a significant market share
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we have also talked with potential
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strategic partners who are enthusiastic
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to combine our systems with their own
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products we hope that you will join us
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by funding our project and enjoy both
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the benefits the products offer and
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return on your investment